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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                              (Amendment No. 1)1

                        New World Restaurant Group, Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    649271103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 26, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or
                   240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
       Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 28 Pages
                         Exhibit Index Found on Page 28

---------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,340,220 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     3,340,220 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,220 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 6.1% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 2 of 28 Pages

===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 3,631,806 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     3,631,806 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,806 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 6.6% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 3 of 28 Pages

===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 579,848 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     579,848 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            579,848 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 1.1% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 4 of 28 Pages

===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 489,286 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     489,286 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            489,286 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 1.0% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 5 of 28 Pages

===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Tinicum Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 186,720 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     186,720 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            186,720 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 0.4% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 6 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Management, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 6,884,350 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     6,884,350 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,884,350 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 11.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IA, OO
------------====================================================================


                               Page 7 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Partners, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 8,227,880 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     8,227,880 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,227,880 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 13.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            OO
------------====================================================================


                               Page 8 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            David I. Cohen
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 9 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Joseph F. Downes
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 10 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Duhamel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 11 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Richard B. Fried
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 12 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Monica R. Landry
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 13 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Mellin
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 14 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Stephen L. Millham
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 15 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Thomas F. Steyer
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 16 of 28 Pages

                                       13D
===================
CUSIP No. 649271103
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Mark C. Wehrly
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
               ** The reporting persons making this filing are the deemed beneficial owners of an aggregate of at least 15,112,230 Shares. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 15,112,230 Shares plus certain additional
      OWNED BY                       Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     15,112,230 Shares plus certain additional
                                     Shares through the ownership of additional
                                     Warrants. [See Preliminary Note]
-------------------------------------===========================================
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,112,230 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            At least 22.9% [See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 17 of 28 Pages

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on June 20, 2003 (collectively, with all amendments thereto, the "Schedule 13D").

     Preliminary Note: The Reporting Persons (as defined below) are filing this Amendment to their Schedule 13D with respect to the Common Stock, par value $0.001 per share (the "Shares"), of New World Restaurant Group, Inc. (the "Company"). The Reporting Persons own, in aggregate, 105,000 Shares. In addition, the Reporting Persons own, in aggregate, 153,135 Warrants issued by the Company (the "Warrants") issued pursuant to that certain Warrant Agreement dated June 19, 2001 between the Company and Jefferies & Company, Inc. (the "Warrant Agreement"). Each Warrant is immediately exercisable and represents the right to purchase 98 Shares at an exercise price of $0.01 per share. In addition, pursuant to Section 4.28 of that certain Indenture dated as of June 19, 2001 (the "Indenture") for $140,000,000 of the Company's Senior Secured Increasing Rate Notes due 2003 and Senior Secured Increasing Rate Notes due 2003, Series B (together, the "Notes"), the Reporting Persons, as holders of certain Notes, are entitled to receive certain additional Warrants in the event the Notes are outstanding on each of March 15, 2002, June 15, 2002 and each month thereafter (together, the "Step-up Warrants").

     As of the date of this filing, the Notes remain outstanding. The Reporting Persons therefore believe that, pursuant to the terms of the Indenture, they were entitled to receive Step-up Warrants on March 15, 2002, June 15, 2002 and monthly thereafter through June 15, 2003, and are entitled to receive additional Step-up Warrants each month the Notes remain outstanding after June 15, 2003. As of the date of this filing, the Reporting Persons have received the Warrants that accrued on March 15, 2002 and some of the Warrants that accrued on June 15, 2002 but not the remainder of the June 15, 2002 Warrants and none of the Warrants that accrued thereafter (such unissued Warrants being the "Additional Step-up Warrants"). The Reporting Persons are unable to


                              Page 18 of 28 Pages
determine or confirm the number of Warrants they will receive upon the issuance of these Additional Step-up Warrants. The Reporting Persons have therefore noted on their cover pages that they are the deemed beneficial owner of certain additional Shares through the ownership of additional Warrants but have not provided the amount of these additional Shares. Such additional Shares could materially increase the beneficial ownership of the Shares held by the Reporting Persons; provided, however, that the Reporting Persons' deemed beneficial ownership of the percentage of Shares outstanding on any given date (through their ownership of any of the Warrants discussed in this Schedule 13D) will also be affected by the number of Warrants that other Warrant holders may have exercised as of such date.

     The Reporting Persons are filing this Schedule 13D to report their direct ownership of the 105,000 Shares, their deemed beneficial ownership, through the 153,135 Warrants issued to them to date, of an additional 15,007,230 Shares and their deemed beneficial ownership of additional Shares (in an undetermined amount) due to their entitlement to certain Additional Step-up Warrants. All numbers and percentages contained in this Schedule 13D represent Shares (including Shares owned directly and Shares deemed to be beneficially owned through the 153,135 Warrants owned by the Reporting Persons) and not Warrants, unless stated otherwise. All percentages are based on the 51,016,857 Shares outstanding as of June 15, 2003 (as reported by the Company) plus the additional Shares that would be issued if the Reporting Persons exercised the 153,135 Warrants issued to them to date. The percentages do not assume the exercise of Warrants held by any other persons or entities. For information regarding the Warrants and the "step-up" provisions discussed above, see the Indenture filed as Exhibit 99.10 to the Company's Form 8-K filed on July 3, 2001 and the Warrant Agreement filed


                              Page 19 of 28 Pages
as Exhibit 99.13 to the Company's Form 8-K filed on July 3, 2001, both of which are incorporated herein by reference.

Item 4. Purpose Of The Transaction.
------  --------------------------

     Item 4 of the Schedule 13D is amended and supplemented as follows:

     As mentioned in the Preliminary Note above, certain of the Reporting Persons hold Warrants and Shares issued by the Company. On June 26, 2003, the Partnerships and the Managed Accounts (together, the "Warrant Holders") entered into an Agreement with the Company (the "Agreement") pursuant to which the Warrant Holders agreed:

     i) not to exercise any of their Warrants prior to July 1, 2003;

     ii) that if they exercise any of their Warrants during the period from July 1, 2003 until the termination or expiration of the Equity Restructuring Agreement (the "Equity Restructuring Agreement") dated June 26, 2003 by and among the Company and certain holders of the Company's Notes (not including any of the Reporting Persons), then simultaneously with such exercise they shall enter into an agreement, pursuant to which they will agree, subject to the consummation of a contemplated new senior secured revolving credit facility and new note issuance and certain other terms and conditions, to vote all of their Shares in favor of approving the Equity Restructuring Agreement;

     iii) to execute a second amendment to the Warrant Agreement in order to provide that the recapitalization contemplated by the Equity Restructuring Agreement shall not trigger the anti-dilution provisions contained in the Warrant Agreement, subject to the fulfillment of certain conditions; and

     iv) not to sell, transfer or dispose of their Warrants and Shares unless the person or entity acquiring the Warrants and Shares agreed to be bound by the Agreement.


                              Page 20 of 28 Pages

     The summary of the Agreement is qualified in its entirety by the terms and conditions of the Agreement. For the full terms and conditions of the Agreement, see Exhibit 2 to this Schedule 13D, which is incorporated herein by reference. For a description of the Equity Restructuring Agreement, see Exhibit 99.1 to the Company's Form 8-K filed on June 27, 2003.

     On June 27, 2003, the Partnerships and the Managed Accounts (together, the "Purchasers") and certain other holders of the Company's Notes entered into a Note Purchase and Put Agreement (the "Note Agreement") with Jefferies & Company, Inc. (the "Initial Purchaser") pursuant to which the Purchasers, subject to the terms and conditions of the Note Agreement:

     i) agreed, subject to the closing of the Initial Purchaser's purchase on or prior to September 27, 2003 of $160,000,000 in aggregate principal amount of the Company's 13% Senior Secured Notes due 2008 (the "New Notes") pursuant to the Purchase Agreement dated June 27, 2003 between the Initial Purchaser and the Company (the "Purchase Agreement"), to purchase $35,000,000 in aggregate principal amount of the New Notes from the Initial Purchaser immediately following the closing under the Purchase Agreement; and

     ii) granted to the Initial Purchaser an option to sell to the Purchasers on the date of the closing under the Purchase Agreement the aggregate principal amount of the New Notes that the Initial Purchaser is unable to sell to third parties up to a maximum of $15,000,000.

     The summary of the Note Agreement is qualified in its entirety by the terms and conditions of the Note Agreement. For the full terms and conditions of the Note Agreement, see Exhibit 3 to this Schedule 13D, which is incorporated herein by reference.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Warrants or other securities of the Company (other than the acquisition of Additional


                              Page 21 of 28 Pages

Step-up  Warrants,   the  acquisition  of  certain  additional  Notes,  and  the acquisition of New Notes subject to the terms and conditions of the Note Agreement), consistent with its investment purpose, each Reporting Person at any time and from time to time may (i) acquire additional Shares, Warrants, Notes and/or New Notes or (ii) dispose of any or all of its Shares, Warrants, Notes and/or New Notes, in each case depending upon an ongoing evaluation of the investment in the Shares, Warrants, Notes and/or New Notes, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares, Warrants, Notes and/or New Notes which it may hold at any point in time.

     Also, consistent with their investment intent and as discussed above, the Reporting Persons have communicated with and intend to have further communications from time to time with one or more shareholders of the Company, one or more holders of the Notes or anticipated holders of the New Notes (including the Initial Purchaser), one or more officers of the Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other third parties and any financial advisers to the Company regarding the Company (including but not limited to the equity restructuring contemplated in the Equity Restructuring Agreement, the note offering contemplated in the Note Agreement, the Company's operations and/or acquisitions or dispositions, refinancings, recapitalizations, dividends and other strategic transactions that could be undertaken by the Company). The Reporting Persons may in such communications advocate a particular course of action.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The


                              Page 22 of 28 Pages

Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

          (a) The Partnerships
              ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto with respect to the Partnerships is calculated based upon the sum of (i) the 51,016,857 Shares outstanding as of June 15, 2003 as reported by the Company and (ii) with respect to each Partnership, the number of Shares for which the Warrants owned by such Partnership can be exercised.

                  (c) There have been no transactions in the Shares or Warrants since the filing of the prior Schedule 13D.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and Warrants. The Individual Reporting Persons are managing members of the General Partner.

                  (e)      Not applicable.

          (b) The Management Company
              ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page hereto for the Management Company is calculated based upon the sum of (i) the 51,016,857 Shares outstanding as of June 15, 2003 as reported by the Company and (ii) the number of Shares for which the Warrants owned by the Managed Accounts can be exercised.

                  (c) There have been no transactions in the Shares or Warrants since the filing of the prior Schedule 13D.

                  (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares and Warrants held by


                              Page 23 of 28 Pages
                           the  Managed  Accounts.   The  Individual   Reporting
                           Persons  are  managing   members  of  the  Management
                           Company.

                  (e)      Not applicable.

          (c) The General Partner
              -------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for the General Partner is calculated based upon the sum of
                           (i) the 51,016,857 Shares outstanding as of June 15, 2003 as reported by the Company and (ii) the number of Shares for which the Warrants owned by each of the Partnerships can be exercised.

                  (c)      None.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and Warrants. The Individual Reporting Persons are managing members of the General Partner.

                  (e)      Not applicable.

          (d) The Individual Reporting Persons
              --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith with respect to the Individual Reporting Persons is calculated based upon the sum of (i) the 51,016,857 Shares outstanding as of June 15, 2003 as reported by the Company and (ii) the number of Shares for which the Warrants owned by each of the Partnerships and the Managed Accounts can be exercised.

                  (c)      None.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and Warrants. The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares and Warrants held by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons are managing members of the Management Company.

                  (e)      Not applicable.


                              Page 24 of 28 Pages

     The Shares reported hereby for the Partnerships are beneficially owned by the Partnerships and those reported by the Management Company on behalf of the Managed Accounts are beneficially owned by the Managed Accounts (through the Partnerships' and Managed Accounts' ownership, respectively, of Shares and Warrants). The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Partnerships (through their ownership of Shares and Warrants). The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Managed Accounts (through their ownership of Shares and Warrants). The Individual Reporting Persons, as managing members of both the General Partner and/or the Management
Company, may each be deemed to be the beneficial owner of all such Shares beneficially owned by the Partnerships and the Managed Accounts (through their ownership of Shares and Warrants). Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------

     Item 6 of the Schedule 13D is amended and supplemented as follows:

     Except for the Agreement and the Note Agreement, each described in Item 4, the Indenture described in the Preliminary Note, the Standstill Agreement described in Item 4 of the Reporting Person's original Schedule 13D filed on June 20, 2003, and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit 2 the Agreement, as described in Item 4 above. Such Agreement is incorporated herein by reference. There is filed herewith as Exhibit 3 the Note Agreement, as described in Item 4 above. Such Note Agreement is incorporated herein by reference.




                              Page 25 of 28 Pages

                                   SIGNATURES
                                   ----------



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2003
                              /s/ Joseph F. Downes
                             ----------------------------------------
                             FARALLON PARTNERS, L.L.C.,
                             on its own behalf and as General Partner of
                             FARALLON CAPITAL PARTNERS, L.P.,
                             FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.
                             By Joseph F. Downes,
                             Managing Member

                              /s/ Joseph F. Downes
                             ----------------------------------------
                             FARALLON CAPITAL MANAGEMENT, L.L.C.,
                             By Joseph F. Downes,
                             Managing Member

                              /s/ Joseph F. Downes
                             ----------------------------------------
                             Joseph F. Downes, individually and as attorney-in-fact for each of David I. Cohen, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly.

         The Powers of Attorney, each executed by Cohen, Mellin, Millham and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Downes to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Downes to sign and file this
Schedule 13D on her behalf, which was filed with the Schedule 13G


                              Page 26 of 28 Pages
filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.


















                              Page 27 of 28 Pages

                                  EXHIBIT INDEX



EXHIBIT 2 Agreement dated June 26, 2003 between the Company and certain of the Reporting Persons


EXHIBIT 3 Note Purchase and Put Agreement dated as of June 27, 2003 among Jefferies & Company, Inc. and the Purchasers Listed Therein











                              Page 28 of 28 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D



================================================================================

                        NEW WORLD RESTAURANT GROUP, INC.
                        -------------------------------







                                    AGREEMENT
                                    ---------











                                  June 26, 2003

================================================================================

                                Table of Contents

                                                                           Page

1.       REPRESENTATIONS AND WARRANTIES BY THE COMPANY.......................1
         1.1      Organization and Authority of the Company..................1
                  -----------------------------------------
         1.2      Authority of the Company...................................2
                  ------------------------
         1.3      No Conflicts; Consents of Third Parties....................2
                  ---------------------------------------
         1.4      Capitalization.............................................3
                  --------------


2.       REPRESENTATIONS AND WARRANTIES BY THE WARRANT HOLDERS...............4
         2.1      Organization and Authority of such Warrant Holder..........4
                  -------------------------------------------------
         2.2      Authority of such Warrant Holder...........................4
                  --------------------------------
         2.3      No Conflicts; Consents of Third Parties....................4
                  ---------------------------------------
         2.4      Ownership..................................................5
                  ---------


3.       AGREEMENTS OF THE PARTIES...........................................5
         3.1      Capitalization.............................................5
                  --------------
         3.2      Transfers of Securities; Exercise of Warrants..............5
                  ---------------------------------------------
         3.3      Condition to the Exercise of Warrants......................5
                  -------------------------------------
         3.4      Management Incentive Plans.................................6
                  --------------------------
         3.5      Amendment to Warrant Agreement.............................6
                  ------------------------------
         3.6      General Release of the Warrant Holders.....................6
                  --------------------------------------
         3.7      General Release of the Company.............................6
                  ------------------------------
         3.8      Fees and Expenses..........................................6
                  ------------------
         3.9      Further Assurances.........................................6
                  ------------------


4.       CONDITIONS..........................................................7


5.       TERMINATION.........................................................8
         5.1      Termination................................................8
                  -----------
         5.2      Liability..................................................9
                  ---------


6.       MISCELLANEOUS.......................................................9
         6.1      Notices....................................................9
                  -------
         6.2      Entire Agreement...........................................9
                  ----------------
         6.3      Headings...................................................9
                  --------
         6.4      Governing Law..............................................9
                  -------------
         6.5      Separability...............................................10
                  ------------

         6.6      Waiver.....................................................10
                  ------
         6.7      Assignment.................................................10
                  ----------
         6.8      Jurisdiction...............................................10
                  ------------
         6.9      No Third Party Beneficiaries...............................10
                  ----------------------------
         6.10     Counterparts...............................................10
                  ------------

                                    AGREEMENT
                                    ---------


                                  June 26, 2003


     The parties to this Agreement are New World Restaurant Group, Inc., a Delaware corporation (the "Company"), and Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P. and Farallon Capital Offshore Investors, Inc. (collectively, the "Warrant Holders").

                                    RECITALS

     The Company is seeking to refinance its existing senior secured increasing rate notes due 2003 (the "Existing Notes") and, in connection therewith, is engaged in negotiations with respect to (i) an offering pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, of $160.0 million of senior secured notes due 2008 and (ii) a new senior revolving credit facility secured by substantially all of the assets of the Company and its subsidiaries, other than certain inactive subsidiaries (the "Refinancing").

     The Warrant Holders own warrants to purchase 15,007,230 shares of common stock, par value $0.001 per share of the Company (the "Common Stock"). In addition, the Warrant Holders are entitled to receive from the Company certain additional warrants issuable on or after June 15, 2002.

     The Company and the Warrant Holders desire to restructure the Company's equity capital (the "Equity Restructuring") pursuant to the terms of the Equity Restructuring Agreement dated June 26, 2003 by and among the Company, Greenlight Capital, L.P., a Delaware limited partnership, Greenlight Capital Qualified, L.P., a Delaware limited partnership, Greenlight Capital Offshore, Ltd., a British Virgin Islands company, Brookwood New World Investors, L.L.C., a Delaware limited liability company and Halpern Denny Fund III, L.P. (the "Equity Restructuring Agreement").

     Accordingly, it is agreed as follows:

     1.  Representations and Warranties by the Company.  The Company  represents
         ---------------------------------------------
and warrants to the Warrant Holders as follows:

     1.1 Organization and Authority of the Company. The Company is a corporation
         -----------------------------------------
duly organized, validly existing and in good standing under the laws of the State of Delaware and has the full power, right and authority to enter into and perform this Agreement in accordance with its terms and to own, lease and operate its properties as it now does and to carry on its business as it is presently being conducted.

     1.2 Authority of the Company. The Company has all necessary corporate power
         ------------------------
and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement (other than the approval and adoption of the Equity Restructuring Agreement (as defined in Section 3.3) by the holders of the Common Stock in accordance with the Delaware General Corporation Law and the Company's certificate of incorporation (the "Company Stockholders' Action")). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, other than the Company Stockholders' Action. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties to this Agreement, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general application affecting the enforcement of creditors' rights generally now or hereafter in effect and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

     1.3 No Conflicts; Consents of Third Parties.
         ---------------------------------------

         (a) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement will not (i) conflict with the certificate of incorporation or by-laws of the Company; (ii) conflict with, or result in the breach or termination of, or constitute a default under any material lease, agreement, commitment or other instrument, or any material order, judgment or decree, to which the Company, is a party or by which the Company, any of its subsidiaries or any of their respective assets or properties is bound or affected; (iii) constitute a breach or violation of any law, regulation, order, writ, judgment, injunction or decree applicable to the Company, any of its subsidiaries or any of their respective assets or properties; or (iv) result in the creation of any claim, lien, security interest, charge or encumbrance upon any of the capital stock of the Company or upon any assets of the Company or any of its subsidiaries.

         (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not, require any consent, approval, authorization of, or declaration or filing with any governmental body, court or other person or entity.

     1.4 Capitalization.
         --------------

         (a) The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, par value $0.001 per share. The Company designated 116,000 shares of preferred stock as Series F Preferred Stock (the "Series F Preferred Stock"). As of June 15, 2003, (i) 51,016,857 shares of Common Stock were issued and outstanding, (ii) no shares of Common Stock were held in the treasury of the Company, (iii) 94,349.053 shares of Series F Preferred Stock were issued and outstanding (including 16,093.883 shares representing accrued and unpaid dividends due on outstanding shares of Series F Preferred Stock), (iv) no shares of Series F Preferred Stock were held in the treasury of the Company, (v) 25,000 shares of Series D Preferred Stock of the Company, par value $.001 per share, were designated, (vi) no shares of Series D Preferred Stock were issued and outstanding, (vii) 500,000 shares of Series C Convertible Preferred Stock of the Company, par value $0.001 per share, were designated, (viii) no shares of Series C Convertible Preferred Stock were issued and outstanding, (ix) 225 shares of Series B Convertible Preferred Stock of the Company, par value $0.001 per share, were designated, (x) no shares of Series B Convertible Preferred Stock were issued and outstanding, (xi) 400 shares of Series A Convertible Preferred Stock of the Company, par value $0.001 per share, were designated, (xii) no shares of Series A Convertible Preferred Stock were issued and outstanding, (xiii) 5,266,442 shares of Common Stock were reserved for issuance pursuant to outstanding options, and (xiv) 58,133,784 shares of Common Stock were reserved for issuance pursuant to outstanding warrants.

         (b) Schedule 1.4(b) sets forth a true and complete list of each current or former employee, officer, director or consultant of the Company or any of its subsidiaries who holds an option to purchase Common Stock ("Options") as of June 15, 2003, together with the number of shares of Common Stock subject to such option, the date of grant of such Option, the exercise price of such Option, the expiration date of such Option, the vesting schedule for such Option.

         (c) Schedule 1.4(c) sets forth a true and complete list of all warrants, rights and other securities (other than Options) convertible into or exchangeable or exercisable for, Common Stock as of June 15, 2003, together with the number of shares of Common Stock subject to such warrant, right or security, the date of grant of such warrant, right or security, the exercise or conversion price of such warrant, right or security the expiration date of such warrant, and the vesting schedule, if any, for such warrant, right or security.

         (d) Except as set forth on Schedule 1.4(b), 1.4(c) or 1.4(d) and as contemplated by this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or preemptive rights relating to the issued or unissued capital stock of the Company any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, any shares of capital stock of, or any securities directly or indirectly convertible into or exercisable or exchangeable for any shares of capital stock of, the Company or any of its subsidiaries, all of which will be subject to the restructuring contemplated by this Agreement.

         (e) No holder of any securities of the Company is entitled to any anti-dilution or similar protections or rights, except with respect to the securities set forth on Schedule 1.4(d).

         (f) Upon the consummation of the Equity Restructuring, the Company's capitalization will be as set forth on Schedule 3.1 attached to this Agreement.

     2.  Representations  and  Warranties  by the Warrant  Holders.  Each of the
         ---------------------------------------------------------
Warrant Holders severally and not jointly represents and warrants to the Company as follows:

     2.1 Organization and Authority of such Warrant Holder.  Such Warrant Holder
         -------------------------------------------------
is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation or organization and has the full power, right and authority to enter into and perform this Agreement in accordance with its terms.

     2.2 Authority of such Warrant Holder. Such Warrant Holder has all necessary
         --------------------------------
power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by such Warrant Holder and the consummation by such Warrant Holder of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of such Warrant Holder, and no other proceedings on the part of such Warrant Holder is necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by such Warrant Holder and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties to this Agreement, constitutes a legal, valid and binding obligation of such Warrant Holder, enforceable against such Warrant Holder in accordance with its terms, except as enforceability may be limited by (i)
applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general application affecting the enforcement of creditors' rights generally now or hereafter in effect and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

     2.3 No Conflicts; Consents of Third Parties.
         ---------------------------------------

         (a) The execution, delivery and performance of this Agreement by such Warrant Holder and the consummation of the transactions contemplated by this Agreement will not (i) conflict with the constitutive agreements of such Warrant Holder; (ii) conflict with, or result in the breach or termination of, or constitute a default under any material lease, agreement, commitment or other instrument, or any material order, judgment or decree, to which such Warrant Holder, is a party or by which it is bound; or (iii) constitute a violation by such Warrant Holder of any law, regulation, order, writ, judgment, injunction or decree applicable to it.

         (b) The execution and delivery of this Agreement by such Warrant Holder does not, and the performance of this Agreement by such Warrant Holder and the consummation by such Warrant Holder of the transactions contemplated by this Agreement will not, require any consent, approval, authorization of, or declaration or filing with any governmental body, court or other person or entity, other than filings pursuant to applicable securities laws.

     2.4 Ownership.  Such Warrant Holder owns the number of warrants to purchase
         ---------
Common Stock set forth opposite its name on Schedule 2.4.

     3.  Agreements of the Parties.
         -------------------------

     3.1 Capitalization.  The Company and the Warrant  Holders  acknowledge and
         --------------
agree that immediately upon the consummation of the Equity Restructuring, the Company's capitalization will be as set forth on Schedule 3.1.

     3.2  Transfers of Securities; Exercise of Warrants. Each Warrant Holder may
          ----------------------------------------------
sell, assign, transfer or otherwise dispose of any of its warrants to purchase Common Stock or any of the shares of Common Stock issuable upon the exercise of any of such Warrant Holder's warrants to purchase Common Stock of the Company during the term of this Agreement; provided that the transferee agrees in writing to be bound by all of the provisions of this Agreement. Subject to
Section 3.3 of this Agreement, each Warrant Holder may exercise any of its warrants to purchase Common Stock.

     3.3  Condition to the Exercise of Warrants.  The Warrant  Holders agree for
          -------------------------------------
the benefit of the Company that the Warrant Holders will not exercise any of their warrants to purchase Common Stock prior to July 1, 2003. It shall be a condition to the Warrant Holders' ability to exercise their warrants to purchase Common Stock that simultaneously with such exercise, the Warrant Holders enter into an agreement in form and substance reasonably satisfactory to the Warrant Holders and the Company, pursuant to which the Warrant Holders will agree to vote all of their shares of Common Stock in favor of the Company Stockholders' Action; provided, however, that such agreement will only be effective if (a) the Refinancing has been consummated, (b) the Company is soliciting the vote of its security holders to approve the Company Stockholders' Action, and (c) the Company's board of directors has approved the Company Stockholders' Action. Such condition to exercise and the agreement to vote will terminate upon the termination or expiration of the Equity Restructuring Agreement.

     3.4  Management  Incentive  Plans.  Each Warrant Holder  acknowledges  that
          ----------------------------
pursuant to Section 5.1(k) of the Warrant Agreement, such Equity Holder's warrant shall not be adjusted with respect to Common Stock or Rights (as defined in the Warrant Agreement), that may be issued to any of the Company's officer's or employees pursuant to stock option plans or similar plans of the Company (collectively, the "Plans"), to the extent that shares of Common Stock or other securities issued or granted under such Plans are issued or granted at a price, or with an exercise price, that is no less than the per share Fair Market Value (as defined in the Warrant Agreement) of the Common Stock at the date of grant or issuance and such grant or issuance, together with all previous grants and issuances under all such Plans, represent not more than 10% of the fully diluted Common Stock at the time of such grant or issuance.

     3.5 Amendment to Warrant Agreement.  Upon the fulfillment of the conditions
         ------------------------------
set forth in Section 4, the Company and each Warrant Holder shall execute Amendment No. 2 to the Warrant Agreement dated as of June 19, 2001, as amended between the Company and The Bank of New York, as successor in interest to the corporate trust business of United States Trust Company of New York, as warrant agent in substantially the form attached hereto as Schedule 3.5 (the "Warrant Agreement Amendment").

     3.6 General  Release of the Warrant  Holders.  Upon the  fulfillment of the
         ----------------------------------------
conditions set forth in Section 4, the Warrant Holders shall deliver to the Company a general release in substantially the form of Schedule 3.6.

     3.7 General  Release of the Company.  Upon the  consummation  of the Equity
         -------------------------------
Restructuring, the Company shall deliver to the Warrant Holders a general release in substantially the form of Schedule 3.7.

     3.8 Fees and Expenses.  Each party shall bear its own expenses  incurred in
         -----------------
connection with the negotiation and preparation of this Agreement and in connection with all obligations required to be performed by it under this Agreement. Notwithstanding the foregoing, the Company shall pay, or reimburse the Warrant Holders for, all of the Warrant Holder's fees and expenses (including without limitation, legal fees and expenses), up to $75,000, incurred on or after June 17, 2003 in connection with any proposed or actual refinancing or recapitalization of the Company, including without limitation, in preparing, negotiating or reviewing offers, term sheets or documents, including this Agreement, and in consummating any such transaction. Such payment shall be made promptly upon submission of a statement by the Warrant Holders for such fees and expenses. This $75,000 is in addition to amounts payable for fees and expenses to be reimbursed by the Company under the Standstill Agreement dated June 17, 2003.

     3.9 Further  Assurances.  At  any  time  and from  time to time  after  the
         -------------------
consummation of the Equity Restructuring, each of the parties shall, without further consideration, execute and deliver or cause to be executed and delivered to the other parties such additional instruments, and shall take such other action as the other parties may reasonably request to carry out the transactions contemplated by this Agreement.

     4.  Conditions.   Each  Warrant  Holder's   obligation  to  consummate  the
         ----------
transactions contemplated by this Agreement are subject to the fulfillment, at or prior to the consummation of the Equity Restructuring, of each of the following conditions (any of which may be waived in writing by such Warrant Holder):

         (a) all representations and warranties of the Company under this Agreement shall be true and correct (i) at and as of the time given (or with respect to any representation and warranty, which speaks as of a specific date, as of such date) and (ii) at and as of the time of the consummation of the Equity Restructuring with the same effect as if the representations and warranties had been made again at and as of that time;

         (b) the Company shall have performed and complied in all material respects with all obligations, covenants and conditions required by this Agreement to be performed or complied with by the Company prior to or at the consummation of the Equity Restructuring;

         (c) the Refinancing shall have been consummated on substantially the terms set forth in the preliminary offering circular dated June 26, 2003;

         (d) the Company shall have entered into a new senior revolving credit facility on substantially the terms set forth in the preliminary offering circular dated June 26, 2003;

         (e) Jefferies & Company, Inc. ("Jefferies") shall have purchased all of the secured increasing rate notes (the "EnbcDeb Corp. Notes") of New World EnbcDeb Corp., a New York corporation, immediately prior to the consummation of the Refinancing;

         (f) Greenlight Capital, L.P., a Delaware limited partnership ("Greenlight Capital"), Greenlight Capital Qualified, L.P., a Delaware limited partnership ("Greenlight Qualified"), Greenlight Capital Offshore, Ltd., a British Virgin Islands company ("Greenlight Offshore", and with Greenlight Offshore and Greenlight Qualified, "Greenlight") shall have purchased all of the Series F Preferred Stock held by Jefferies;

         (g) the Company Stockholders' Action shall have been approved and adopted by the Company's stockholders at the special meeting of the holders of the Common

Stock  called to consider and vote upon the approval and adoption of the Company
Stockholders'   Action  in  accordance  with  Delaware  law  and  the  Company's certificate of incorporation;

         (h) the Company shall have filed the Certificate of Designation, Preferences and Rights of Series Z Preferred Stock with the Secretary of State of the State of Delaware and the Certificate of Designation, Preferences and Rights of Series Z Preferred Stock shall have been accepted and certified by the Secretary of State of the State of Delaware;

         (i) the Company shall have filed an amendment to its certificate of incorporation in a form reasonably acceptable to the parties with the Secretary of State of the State of Delaware and such amendment shall have been accepted and certified by the Secretary of State of the State of Delaware;

         (j) there shall not be any material litigation pending which seeks to enjoin the consummation of the Refinancing, the purchase of the EnbcDeb Corp. Notes, the issuance of the Series F Preferred Stock to Jefferies contemplated by the Note Purchase and Security Agreement dated June 19, 2001, as amended, by and among Jefferies and the Company, Greenlight's purchase of Jefferies' shares of Series F Preferred Stock and the Equity Restructuring;

         (k) the Company shall have executed and delivered the Warrant Agreement Amendment; and

         (l) the parties to the Equity Restructuring Agreement shall simultaneously have consummated the transactions contemplated by the Equity Restructuring Agreement, including, without limitation the Equity Restructuring.

     5.  Termination.
         -----------

     5.1 Termination. This Agreement may be terminated:
         -----------

         (a) by written agreement of the parties;

         (b) by any of the parties if the Equity Restructuring shall not have occurred by September 30, 2003; or

         (c) by any of the parties if the Equity Restructuring Agreement shall have been terminated.

     5.2 Liability.  The  termination of this Agreement  under Section 5.1 shall
         ---------
not relieve any party of any liability for breach of this Agreement prior to the date of termination.

     6.  Miscellaneous.
         -------------

     6.1 Notices.  Any notice or other  communication under this Agreement shall
         -------
be in writing and shall be considered given when delivered personally, one business day after being sent by a major overnight courier, or four days after being mailed by registered mail, return receipt requested, to the parties at the addresses set forth below (or at such other address as a party may specify by notice to the other):

         (a) If to the Company:

             New World Restaurant Group, Inc.
             1687 Cole Boulevard
             Golden, CO 80401
             Facsimile: (303) 568-8039
             Attention: Anthony D. Wedo

         (b) if to Farallon:

             c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, California 94111
             Facsimile: (415) 421-2132
             Attention: Derek Schrier and Michelle Lynd

     6.2 Entire Agreement. This Agreement,  including the schedules,  contains a
         ----------------
complete statement of all the arrangements among the parties with respect to its subject matter, supersedes any previous agreements among them relating to that subject matter and cannot be changed or terminated orally. Except as specifically set forth in this Agreement, there are no representations or warranties by any party in connection with the transactions contemplated by this Agreement.

     6.3 Headings.  The  section  headings of this  Agreement  are for reference
         --------
purposes  only  and  are  to  be  given  no  effect  in  the   construction   or
interpretation of this Agreement.

     6.4 Governing  Law. This  Agreement  shall be governed by and  construed in
         --------------
accordance with the law of the State of New York applicable to agreements made and to be performed in New York without giving effect to choice of law or conflicts of law principles.

     6.5 Separability.  If any  provision  of  this  Agreement  is  invalid  or
         ------------
unenforceable, the balance of this Agreement shall remain in effect.

     6.6 Waiver.  Any  party may waive  compliance  by any other  party with any
         ------
provision of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing. No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege.

     6.7 Assignment.  No  party may assign any of its rights or delegate  any of
         ----------
its duties under this Agreement without the prior written consent of the other parties.

     6.8 Jurisdiction.  The  courts of the State of New York in New York  county
         ------------
and the United States District Court for the Southern District of New York shall have exclusive jurisdiction over the parties with respect to any dispute or controversy among them arising under or in connection with this Agreement and, by execution and delivery of this Agreement, each of the parties to this Agreement submits to the jurisdiction of those courts, waives any objection to such jurisdiction on the grounds of venue or forum non conveniens, the absence of any personal or subject matter jurisdiction and any similar grounds, consents to service of process by mail (in accordance with Section 6.1) or any other manner permitted by law, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. These consents to jurisdiction shall not be deemed to confer rights on any person other than the parties to this Agreement.

     6.9 No Third Party  Beneficiaries This Agreement does not create, and shall
         -----------------------------
not be construed as creating, any rights in favor of any person not a party to this Agreement.

     6.10 Counterparts. This Agreement may be executed in multiple counterparts,
          ------------
each of which shall be considered an original and all of which shall be considered a single instrument.


                [Remainder of this page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers or authorized representatives as of the date first written above.

                         NEW WORLD RESTAURANT GROUP, INC.

                         By: /s/ Anthony D. Wedo
                            ------------------------------
                             Name: Anthony D. Wedo
                             Title: Chairman & Chief Executive Officer



                         FARALLON CAPITAL PARTNERS, L.P.
                         FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P. FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. TINICUM PARTNERS, L.P.

                         By: FARALLON PARTNERS, L.L.C., their General Partner


                         By: /s/ William F. Duhamel Jr.
                            -----------------------------
                            Name: William F. Duhamel Jr.
                            Title: Managing Partner



                         FARALLON CAPITAL OFFSHORE INVESTORS, INC.

                         By: FARALLON CAPITAL MANAGEMENT, L.L.C., as Agent and
                                 Attorney-in-Fact


                         By: /s/ William F. Duhamel Jr.
                            -----------------------------
                            Name: William F. Duhamel Jr.
                            Title: Managing Member

                                                                    Schedule 3.5

                                 AMENDMENT NO. 2
                                       TO
                                WARRANT AGREEMENT
                                       OF
                        NEW WORLD RESTAURANT GROUP, INC.
               (FORMERLY, NEW WORLD COFFEE-MANHATTAN BAGEL, INC.)

                             As of ________ __, 2003

     Amendment No. 2 to the Warrant Agreement dated as of June 19, 2001 between New World Restaurant Group, Inc., formerly New World Coffee-Manhattan Bagel, Inc. (the "Company"), The Bank of New York, as successor in interest to the corporate trust business of United States Trust Company of New York, as warrant agent (the "Warrant Agent"), and Greenlight Capital, L.P., a Delaware limited partnership ("Greenlight Capital"), Greenlight Capital Qualified, L.P., a Delaware limited partnership ("Greenlight Qualified"), Greenlight Capital Offshore, Ltd., a British Virgin Islands company ("Greenlight Offshore") and Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P. and Farallon Capital Offshore Investors, Inc. (collectively, "Farallon", and with Greenlight, the
"Warrant Holders").

     The Company and the Warrant Agent are parties to a Warrant Agreement, dated as of June 19, 2001, as amended (the "Warrant Agreement").

     The Company and the Warrant Holders desire to effect a recapitalization of the equity capital of the Company.

     The Warrant Holders hold more than a majority in number of the outstanding Warrants as of _______ __, 2003.

     The parties hereby agree as follows:

     1. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Warrant Agreement.

     2. The Warrant Agreement is amended by adding the following:


          Section 5.1(p) Equity Restructuring. Notwithstanding any other provision hereof, it is expressly understood that the number of Warrants Shares and the Exercise Price shall not be adjusted in connection with the restructuring of the Company's equity capital pursuant to, and on the terms set forth in the

          Equity Restructuring Agreement dated June 26, 2003 by and among the Company, Greenlight Capital, L.P., a Delaware limited partnership,
          Greenlight Capital Qualified, L.P., a Delaware limited partnership, Greenlight Capital Offshore, Ltd., a British Virgin Islands company, Brookwood New World Investors, L.L.C., a Delaware limited liability company, NWCI Holdings, LLC, a Delaware limited liability company and Halpern Denny Fund III, L.P. (the "Equity Restructuring Agreement"), including, without limitation (i) the issuance of shares of Series Z preferred stock, par value $0.001 per share of the Company in exchange for shares of Series F preferred stock, par value $0.001 per share of the Company ("Series F Preferred Stock") and (ii) the issuance of shares of Common Stock in exchange for Series F Preferred Stock.

     3. The Warrant Agent shall send a notice to each Holder stating that the Warrant Agreement has been amended and setting forth the new Section 5.1(p).

     4. The Warrant Agent shall not be liable or responsible for the validity or sufficiency of this Amendment No. 2 or the due authorization and delivery by the Company or the Warrant Holders.

     5. Except as provided in this Amendment No. 2, the Warrant Agreement shall remain in effect without change.

     6. This Amendment No. 2 may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original; and such counterparts shall together constitute but one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have caused this Amendment No. 2 to be executed by their duly authorized officer as of the date first written above.

                        NEW WORLD RESTAURANT GROUP, INC.

                        By:_________________________
                           Name: Anthony D. Wedo
                           Title: Chairman and Chief Executive Officer


                        THE BANK OF NEW YORK

                        By:_________________________
                           Name:
                           Title:


                        BROOKWOOD NEW WORLD INVESTORS, L.L.C.

                        By:_______________________
                           Name:
                           Title:


                        NWCI HOLDING, LLC

                        By:_______________________
                           Name:
                           Title:


                        GREENLIGHT CAPITAL, L.P.

                        By: Greenlight Capital, L.L.C., its general partner


                             By:_______________________
                                Name:
                                Title:


                        GREENLIGHT CAPITAL QUALIFIED, L.P.

                        By: Greenlight Capital, L.L.C., its general partner

                                    By:_______________________
                                                            Name:
                                                            Title:


                        GREENLIGHT CAPITAL OFFSHORE, LTD.

                        By: GREENLIGHT CAPITAL, INC., its investment advisor

                             By:_______________________
                                Name:
                                Title:


                        HALPERN DENNY III, L.P.

                        By:_______________________
                           Name:
                           Title:


                        FARALLON CAPITAL PARTNERS, L.P.
                        FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P. FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. TINICUM PARTNERS, L.P.

                        By: FARALLON PARTNERS, L.L.C., their General Partner

                             By:_____________________
                                Name:
                                Title:


                        FARALLON CAPITAL OFFSHORE INVESTORS, INC.

                        By:________________________
                           Name:
                           Title:

                                                                    Schedule 3.1


New World Restaurant Group, Inc.
Post Equity Restructuring Capitalization



                                                                                                 Split
                                                                               Actual            Adjusted
                                                                               ------            --------
Series A Convertible Preferred
Stock                                                                                      0               0
Series B Convertible Preferred
Stock                                                                                      0               0
Series C Convertible Preferred
Stock                                                                                      0               0
Series D Preferred Stock                                                                   0               0
Series F Preferred Stock                                                                   0               0
Series Z Preferred Stock                                                              57,000          57,000

Common Stock                                                                     984,182,839      98,418,284
Warrants to Purchase Common Stock                                                 97,177,881       9,717,788
Options to Purchase Common Stock                                                   8,747,794         874,779

  Total Fully-Diluted Common Stock                                             1,090,108,514     109,010,851






New World Restaurant Group, Inc.
Post Equity Restructuring Ownership



                                                                                                 Split
                                           Holder                              Actual            Adjusted            Percentage
                                           ------                              ------            --------            ----------
Series A Convertible Preferred
Stock                                      None                                            0               0              0.0
Series B Convertible Preferred
Stock                                      None                                            0               0              0.0
Series C Convertible Preferred
Stock                                      None                                            0               0              0.0
Series D Preferred Stock                   None                                            0               0              0.0
Series F Preferred Stock                   None                                            0               0              0.0
Series Z Preferred Stock                   Halpern Denny Fund III. LP                 57,000          57,000            100.0

Common Stock                               Greenlight - Series F Conversion      872,144,070      87,214,407             80.0
Common Stock                               Greenlight - Base Common               65,372,174       6,537,217              6.0
Common Stock                               IRN Warrant Holders                    47,127,510       4,712,751              4.3
                                           EnbcDeb Corp. - Series F
Common Stock                               Conversion                             65,940,219       6,594,022              6.0
Common Stock                               Other holders                          39,524,541       3,952,454              3.6

  Total Fully-Diluted Common Stock                                             1,090,108,514     109,010,851            100.0





-------
(1) Assumes that all of the holders of the Company's secured increasing rate notes due 2003 have executed and delivered a standstill agreement to the Company and received warrants to purchase common stock of the Company in consideration for the execution and delivery of the standstill agreement.

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D


   NOTE PURCHASE AND PUT AGREEMENT (this "Agreement"), dated as of June 27, 2003, among JEFFERIES & COMPANY, INC. (the "Initial Purchaser") and the purchasers set forth on Annex A hereto (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS
                                    --------

     A. New World Restaurant Group, Inc. (the "Company") has entered into a Purchase Agreement (the "Purchase Agreement"), dated as of the date hereof, with the Initial Purchaser, pursuant to which the Company has agreed to issue and sell $160,000,000 aggregate principal amount of 13% Senior Secured Notes due 2008 (the "Notes") of the Company.

     B. Immediately following the purchase of the Notes by the Initial Purchaser pursuant to the Purchase Agreement, the Purchasers have agreed, severally, and not jointly and severally, to purchase $70,000,000 aggregate principal amount of the Notes from the Initial Purchaser at a price equal to 97% of the principal amount of the Notes, on the terms and subject to the conditions of this Agreement.

     C. In addition, the Purchasers have granted to the Initial Purchaser an option to put to the Purchasers, severally, and not jointly and severally, up to an additional $30,000,000 aggregate principal amount of the Notes at a price equal to 95% of the principal amount of the Notes, on the terms and subject to the conditions of this Agreement

     D. The parties hereto now wish to enter into this Agreement to provide for the Purchasers' commitment to purchase up to $100,000,000 aggregate principal amount of the Notes, on the terms and conditions set forth herein.

                                    AGREEMENT
                                    ---------

     In consideration of the premises and the mutual covenants and the agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     Section 1. Definitions. As used in this Agreement, the following terms have
                -----------
the meanings stated:

          "Affiliate"  of a Person  means  any other  Person  that  directly  or
           ---------
     indirectly controls, is controlled by or is under common control with, the Person or any of its Subsidiaries.

          "Dollars"  and "$" refer to United  States  dollars  and other  lawful
           -------
     currency of the United States of America from time to time in effect.

          "Person"  means  any  individual,  corporation,  partnership,  limited
           ------
     liability company, association, joint venture, trust or any other entity or organization.

          "Purchaser  Percentage" means, for each Purchaser,  the percentage set
           ---------------------
     forth  opposite  such  Purchaser's   name  under  the  heading   "Purchaser
     Percentage" on Annex A.

          "Securities Act" means the Securities Act of 1933, as amended, and the
           --------------
     related regulations and published interpretations.

     Section 2. Agreement to Purchase  Notes.  Upon the terms and subject to the
                ----------------------------
conditions set forth in this Agreement, each Purchaser, severally, and not jointly and severally, hereby agrees to purchase from the Initial Purchaser, and the Initial Purchaser hereby agrees to sell, transfer, assign, convey and deliver to each Purchaser, on the Closing Date (as defined in the Purchase Agreement), Notes having an aggregate original principal amount equal to the principal amount set forth opposite such Purchaser's name on Annex A hereto (such Notes being the "Purchased Notes"), for an amount in cash equal to the product of (a) 0.97, multiplied by (b) the aggregate principal amount of Purchased Notes to be purchased by such Purchaser, in each case, by wire transfer of immediately available funds in accordance with the wire transfer instructions attached hereto on Annex B; provided, however, that in the event that the Closing Date shall not occur on or prior to the date which is three months after the date of this Agreement (the "Termination Date"), none of the Purchasers shall be obligated to purchase any Notes hereunder after the Termination Date.

     Section 3. Put Option.
                ----------

          (a) Grant of Option.  Upon the terms and subject to the conditions set
              ---------------
     forth in this Agreement, each Purchaser, severally, and not jointly and severally, hereby grants to the Initial Purchaser the right and option (the "Put Option") to sell to such Purchaser, on the Closing Date, Notes (the "Additional Notes") in an aggregate principal amount not to exceed the product of (i) the aggregate principal amount of Notes that the Initial Purchaser is unable to sell to third parties up to a maximum of $30,000,000, multiplied by (ii) Purchaser Percentage for such Purchaser, for an amount in cash equal to the product of (i) 0.95, multiplied by (ii) the aggregate principal amount of Additional Notes to be purchased by such Purchaser, in each case, by wire transfer of immediately available funds in accordance with the wire transfer instructions attached hereto on Annex B.

          (b) Exercise of Put Option. The Put Option shall be exercisable during
              ----------------------
     the period from the date of this Agreement through the Termination Date. In order to exercise the Put Option, the Initial Purchaser shall deliver to each Purchaser a written notice on or prior to the Closing Date setting forth the aggregate principal amount of Additional Notes to be purchased by each Purchaser.

     Section  4.  Time and  Place  of the  Closing.  The  closing  of the  sale,
                  --------------------------------
transfer, assignment, conveyance and delivery of the Purchased Notes and the Additional Notes (the "Closing"), will take place at the offices of Mayer, Brown, Rowe & Maw, on the Closing Date immediately following the consummation of the transactions described in the Purchase Agreement.

     Section 5. Conditions  Precedent to the Obligations of the Purchasers.  The
                ----------------------------------------------------------
obligations of the Purchasers under this Agreement are expressly subject to the fulfillment of each of the following conditions, unless expressly waived by the Purchasers in writing, at or before the Closing.

          (a) Representations and Warranties; Covenants. The representations and
              -----------------------------------------
     warranties of the Initial Purchaser set forth in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. The Initial Purchaser shall have performed and complied in all material respects with all of its covenants and other obligations contained in this Agreement required to be performed or complied with by the Initial Purchaser at or before the Closing.

          (b) Purchase  Agreement.  The  representations  and  warranties of the
              -------------------
     Company set forth in the Purchase Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. The Company shall have performed and complied in all material respects with all of its covenants and other obligations contained in the Purchase Agreement required to be performed or complied with by the Company at or before the closing under the Purchase Agreement. All of the conditions set forth in Section 7 of the Purchase Agreement shall have been satisfied (and not waived).

          (c)  Purchase of Notes.  The Initial  Purchaser  shall have  purchased
               -----------------
     Notes having an aggregate principal amount equal to $160,000,000 from the Company pursuant to the Purchase Agreement.

          (d) Purchased Notes and Additional  Notes.  The Purchasers  shall have
              -------------------------------------
     received the Purchased Notes and the Additional Notes.

          (e)  Documents.  The  final  Indenture  and  the  final  Intercreditor
               ---------
     Agreement (as defined in the Indenture) shall conform in all material respects to the draft Indenture and the draft Intercreditor Agreement delivered to the Purchasers on the date of this Agreement.

          (f) Material Adverse Effect.  Since the date of this Agreement through
              -----------------------
     the date of the Closing hereunder, no event or circumstance shall have occurred, which has had, or could reasonably be expected to have, a Material Adverse Effect (as defined in the Purchase Agreement).

     Section 6.Conditions Precedent to the Obligations of the Initial Purchaser.
               ----------------------------------------------------------------
The obligations of the Initial Purchaser under this Agreement are expressly subject to the fulfillment of each of the following conditions, unless waived by the Initial Purchaser in writing, at or before the Closing.

          (a) Representations and Warranties; Covenants. The representations and
              -----------------------------------------
     warranties of the Purchasers set forth in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. The Purchasers shall have performed and complied in all material respects with all of their covenants and other obligations contained in this Agreement required to be performed or complied with by the Purchasers at or before the Closing.

          (b)  Purchase of Notes.  The Company  shall have issued to the Initial
               -----------------
     Purchaser

     Notes having an aggregate principal amount equal to $160,000,000 pursuant to the Purchase Agreement.

          (c) Purchase  Price.  The Initial  Purchaser  shall have  received the
              ---------------
     aggregate purchase price for the Purchased Notes and the Additional Notes by wire transfer of immediately available funds in accordance with the provisions of Sections 2 and 3 hereof.

     Section 7.  Representations  and Warranties of the Initial  Purchaser.  The
                 ---------------------------------------------------------
Initial Purchaser hereby represents and warrants to the Purchasers as of the date hereof and as of the Closing Date as follows:

          (a)  Existence and Power.  The Initial  Purchaser (i) is a corporation
               -------------------
     duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and (ii) has all necessary corporate power and authority required to execute and deliver this Agreement and to consummate the transactions described in this Agreement.

          (b)  Authorization;  Binding Effect. The execution and delivery by the
               ------------------------------
     Initial  Purchaser  of  this  Agreement,  the  performance  by the  Initial
     Purchaser of its obligations under this Agreement and the consummation of the transactions described in this Agreement by the Initial Purchaser has been duly authorized by all necessary corporate action on the part of the Initial Purchaser. This Agreement is the legal, valid and binding obligation of the Initial Purchaser enforceable against the Initial Purchaser in accordance with its terms, except that such enforcement (i) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and (ii) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

          (c) Contravention.  Neither the execution, delivery and performance of
              -------------
     this Agreement by the Initial Purchaser nor the consummation of the transactions described in this Agreement by the Initial Purchaser will (with or without notice or lapse of time or both) (i) violate or breach any provision of the Initial Purchaser's organizational or governing documents,
     (ii) violate or breach any statute, law, regulation, rule or order by which the Initial Purchaser or any of its material assets or properties may be bound or affected, or (iii) breach or result in a default under any material contract or agreement to which the Initial Purchaser is a party or by which the Initial Purchaser or any of its material assets or properties may be bound or affected.

          (d) Consents. No approval, consent,  authorization or order of, notice
              --------
     to or registration or filing with, or any other action by, any governmental authority or other person or entity are required in connection with (i) the due execution and delivery by the Initial Purchaser of this Agreement and the performance of the Initial Purchaser's obligations hereunder, and (ii) the consummation of the transactions described in this Agreement.

          (e) Litigation. There is no action, arbitration, lawsuit or proceeding
              ----------
     against the Initial Purchaser that involves any of the transactions described in this Agreement and the

     Purchase Agreement.

          (f) The Purchased  Notes and  Additional  Notes.  Upon delivery to the
              -------------------------------------------
     Purchasers at the Closing of the Purchased Notes and the Additional Notes, and upon the Initial Purchaser's receipt of the purchase price for the Purchased Notes and the Additional Notes as provided in Sections 2 and 3 hereof, the Purchasers will become the sole record and legal owners of the Purchased Notes and the Additional Notes and good and marketable title to such Purchased Notes and Additional Notes will pass to the Purchasers, free and clear of any liens, claims, encumbrances, security interests, charges, options and transfer restrictions of any kind created by or through the Initial Purchaser.

          (g) Securities Laws. The Initial Purchaser has not offered to sell any
              ---------------
     portion of the Purchased Notes or the Additional Notes or any interest therein in a manner which violates any applicable securities law or would require the issuance and sale hereunder to be registered under the Securities Act.

     Section  8.   Representations  and  Warranties  of  the  Purchasers.   Each
                   -----------------------------------------------------
Purchaser, severally, and not jointly and severally, with respect to itself only, hereby represents and warrants to the Initial Purchaser as of the date of this Agreement and as of the Closing Date as follows:

          (a) Existence and Power.  Such Purchaser (i) is a limited  partnership
              -------------------
     or limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (ii) has all necessary partnership or limited liability company power and authority, as the case may be, to execute and deliver this Agreement and to consummate the transactions described in this Agreement.

          (b) Authorization;  Binding Effect. The execution and delivery by such
              ------------------------------
     Purchaser of this Agreement, the performance by such Purchaser of its obligations under this Agreement and the consummation of the transactions described in this Agreement by such Purchaser has been duly authorized by all necessary partnership or limited liability company action, as the case may be, on the part of such Purchaser. This Agreement is the legal, valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except that such enforcement (i) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and (ii) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

          (c) Contravention.  Neither the execution, delivery and performance of
              -------------
     this Agreement by such Purchaser nor the consummation of the transactions described in this Agreement by such Purchaser will (with or without notice or lapse of time or both) (i) violate or breach any provision of such Purchaser's organizational or governing documents, (ii) violate or breach any statute, law, regulation, rule or order by which such Purchaser or any of its material assets or properties may be bound or affected, or (iii) breach or result in a default under, any material contract or agreement to which such Purchaser is a party or by which such Purchaser or any of its material assets or properties may be bound or affected.

          (d) Consents. No approval, consent,  authorization or order of, notice
              --------
     to or registration or filing with, or any other action by, any governmental authority or other person or entity are required in connection with (i) the due execution and delivery by such Purchaser of this Agreement and the performance of such Purchaser's obligations hereunder, and (ii) the consummation of the transactions described in this Agreement.

          (e) Litigation. There is no action, lawsuit or proceeding against such
              ----------
     Purchaser  that  involves  any  of  the  transactions   described  in  this
     Agreement.

         Section 9.  Miscellaneous.
                     -------------

          (a) Notices. All notices,  requests,  demands and other communications
              -------
     to any party or given under this Agreement will be in writing and delivered personally, by overnight delivery or courier, by registered mail or by telecopier (with confirmation received) to the parties at the address or telecopy number specified for such parties on the signature pages hereto (or at such other address or telecopy number as may be specified by a party in writing given at least five business days prior thereto). All notices, requests, demands and other communications will be deemed delivered when actually received.

          (b) Counterparts. This Agreement may be executed simultaneously in one
              ------------
     or more counterparts, and by different parties hereto in separate counterparts, each of which when executed will be deemed an original, but all of which taken together will constitute one and the same instrument.

          (c)  Amendment  of  Agreement.  This  Agreement  may  not be  amended,
               ------------------------
     modified or waived except by an instrument in writing signed on behalf of each of the parties hereto.

          (d)  Successors  and Assigns;  Assignability.  This  Agreement will be
               ---------------------------------------
     binding upon and inures to the benefit of and is enforceable by the respective successors and permitted assigns of the parties hereto. This Agreement may not be assigned by any party hereto without the prior written consent of all other parties hereto. Any assignment or attempted assignment in contravention of this Section will be void ab initio and will not relieve the assigning party of any obligation under this Agreement.

          (e) Governing  Law. This  Agreement will be governed by, and construed
              --------------
     in accordance with, the laws of the state of New York applicable to contracts executed in and to be performed entirely within that state, without reference to conflicts of laws provisions.

          (f)  Integration.  This Agreement  contains and constitutes the entire
               -----------
     agreement of the parties with respect to the subject matter hereof and supersedes all prior negotiations, agreements and understandings, whether written or oral, of the parties hereto.

          (g) Severability.  If any term or other provision of this Agreement is
              ------------
     invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect.

          (h) No Third-Party  Rights.  This Agreement is not intended,  and will
              ----------------------
     not be construed, to create any rights in any parties other than the Initial Purchaser and the Purchasers and no person or entity may assert any rights as third-party beneficiary hereunder.

          (i)  Waiver  of Jury  Trial.  EACH OF THE  INITIAL  PURCHASER  AND THE
               ----------------------
     PURCHASERS HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LAWSUIT, ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHT UNDER THIS AGREEMENT OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR TO BE DELIVERED IN CONNECTION WITH THIS AGREEMENT AND AGREES THAT ANY LAWSUIT, ACTION OR PROCEEDING WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

          (j)  No  Waiver;  Remedies.  No  failure  or  delay  by any  party  in
               ---------------------
     exercising any right, power or privilege under this Agreement will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement will be cumulative and not exclusive of any rights or remedies provided by law.

          (k) Several  Obligations.  Notwithstanding  anything contained in this
              --------------------
     Agreement to the contrary, the parties agree that all obligations and liabilities of any Purchaser under this Agreement are enforceable solely against such Purchaser and the obligations and liabilities of the Purchasers under this Agreement are several and not joint and several and each Purchaser is only liable for such Purchaser's Percentage of any liability or obligation under this Agreement.

          (l) Further  Assurances.  Promptly upon the reasonable  request by any
              -------------------
     Purchaser, the Initial Purchaser shall (i) correct any defect or error that may be discovered in this Agreement or in the execution or delivery of this Agreement, (ii) execute, acknowledge, deliver, record, file and register, any and all such further acts, conveyances, assignments, notices of assignment, transfers, certificates, assurances, endorsements and other instruments, and (iii) take all such action, in each case, as such requesting party may require from time to time.

     In witness whereof, the parties have executed and delivered this Agreement as of the date first written above.


INITIAL PURCHASER:
-----------------
                                                 JEFFERIES & COMPANY, INC.
Address for Notices:
-------------------
51 JFK Parkway, 3rd Floor
Short Hills, New Jersey 07078
Attention:  Eric R. Macy                         By: /s/ Eric R. Macy
Facsimile No.:  973-912-2790                        ------------------------
                                                 Name: Eric R. Macy
                                                 Title: Executive Vice President
         with a copy to:
         --------------
         Mayer, Brown, Rowe & Maw
         1675 Broadway
         New York, New York 10019
         Attention:  Ronald S. Brody, Esq.
         Facsimile No.: 212-262-1910

PURCHASERS:
----------

                                             FARALLON CAPITAL PARTNERS, L.P.
Address for Notices:                         FARALLON CAPITAL INSTITUTIONAL
-------------------                              PARTNERS, L.P.
c/o Farallon Capital Management, L.L.C.      FARALLON CAPITAL INSTITUTIONAL
One Maritime Plaza, Suite 1325                   PARTNERS II, L.P.
San Francisco, California 94111              FARALLON CAPITAL INSTITUTIONAL
Attention:  Derek Schrier                        PARTNERS III, L.P.
Facsimile No.:  415-421-2133                 TINICUM PARTNERS, L.P.

       with a copy to:
       --------------                        By:  Farallon Partners, L.L.C.,
       Richards Spears Kibbe & Orbe LLP                their General Partner
       One World Financial Center
       29th Floor
       New York, New York 10281              By:  /s/ William F. Mellin
       Attention:  Andrew M. Weinfeld           ----------------------------
       Facsimile No.:  212-530-1801             Name: William F. Mellin
                                                Title: Managing Member





                                             FARALLON CAPITAL OFFSHORE
Address for Notices:                             INVESTORS, INC.
-------------------
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 1325               By: Farallon Capital Management,
San Francisco, California 94111                      L.L.C., its Agent and
Attention: Derek Schrier                             Attorney-in-Fact
Facsimile No.:  415-421-2133

       with a copy to:                       By:  /s/ William F. Mellin
       --------------                           ----------------------------
       Richards Spears Kibbe & Orbe LLP         Name: William F. Mellin
       One World Financial Center               Title: Managing Member
       29th Floor
       New York, New York 10281
       Attention: Andrew M. Weinfeld
       Facsimile No.:  212-530-1801

                                             GREENLIGHT CAPITAL, L.P.
Address for Notices:
-------------------                          By:  Greenlight Capital, L.L.C.,
c/o Greenlight Capital, Inc.                          its general partner
420 Lexington Ave., Suite 1740
New York, New York 10170-0899
Attention:  David Einhorn                    By: /s/ David Einhorn
Facsimile No.:  212-973-1900                    ----------------------------
                                                Name: David Einhorn
                                                Title: Senior Managing Member




                                             GREENLIGHT CAPITAL QUALIFIED, L.P.
Address for Notices:
-------------------                          By:  Greenlight Capital, L.L.C.,
c/o Greenlight Capital, Inc.                            its general partner
420 Lexington Ave., Suite 1740
New York, New York 10170-0899
Attention:  David Einhorn                    By: /s/ David Einhorn
Facsimile No.:  212-973-1900                    ----------------------------
                                                Name: David Einhorn
                                                Title: Senior Managing Member





                                             GREENLIGHT CAPITAL OFFSHORE, LTD.
Address for Notices:
-------------------                          By:  Greenlight Capital, Inc.,
c/o Greenlight Capital, Inc.                           its investment advisor
420 Lexington Ave., Suite 1740
New York, New York 10170-0899
Attention:  David Einhorn                    By: /s/ David Einhorn
Facsimile No.:  212-973-1900                    ----------------------------
                                                Name: David Einhorn
                                                Title: President